UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

PEAKSTONE REALTY TRUST
(Exact name of registrant as specified in its charter)

Maryland	46-4654479
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1520 E. Grand Avenue
El Segundo, California	90245
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
common shares, $0.001 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

Description of Share Conversion

This registration statement on Form 8-A is being filed with the Securities and Exchange Commission in connection with the listing (the “Listing”) of the common shares, par value $0.001 per share (the “common shares”), of Peakstone Realty Trust (the “Company,” “we” or “our”) on the New York Stock Exchange (the “NYSE”) on April 13, 2023.

In accordance with the terms of the Company’s declaration of trust, as amended (the “declaration of trust”), upon the Listing:

(i)
each then outstanding share of the Company’s (a) Class T common shares of beneficial interest, $0.001 par value per share, (b) Class S common shares of beneficial interest, $0.001 par value per share, (c) Class D common shares of beneficial interest, $0.001 par value per share, (d) Class I common shares of beneficial interest, $0.001 par value per share, (e) Class A common shares of beneficial interest, $0.001 par value per share, (f) Class AA common shares of beneficial interest, $0.001 par value per share, and (g) Class AAA common shares of beneficial interest, $0.001 par value per share, will automatically and without any action on the part of the holders thereof convert into a number of shares of Class E common shares of beneficial interest, $0.001 par value per share, as determined in accordance with the declaration of trust; and

(ii)	the Class E common shares will be referred to as the “common shares.”

Description of Common Shares

The following information in this Item 1 describes our common shares as of the Listing.

Our declaration of trust authorizes us to issue up to 1,000,000,000 shares of beneficial interest, of which 800,000,000 shares are designated as common shares at $0.001 par value per share and 200,000,000 shares are designated as preferred shares at $0.001 par value per share. Our Board of Trustees (the “Board”), with the approval of a majority of the trustees and without any action by our shareholders, may amend our declaration of trust to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue.

Our declaration of trust also contains a provision permitting our Board, with the approval of a majority of the trustees and without any action by our shareholders, to classify or reclassify any unissued common share or preferred share into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions or other distributions, qualifications, or terms or conditions of redemption of any new class or series of shares, subject to certain restrictions, including the express terms of any class or series of shares outstanding at the time. We believe that the power to classify or reclassify unissued shares and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our declaration of trust and our bylaws contain certain provisions that could make it more difficult to acquire control of our Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our Company to first negotiate with our Board. We believe that these provisions (i) increase the likelihood that initial proposals will be on more attractive terms than would be the case in their absence and (ii) facilitate negotiations with our Board that may result in improvement of the terms of an initial offer (e.g., increasing the price for our common shares or other improvements that could be in the best interest of our shareholders).

Common Shares

General

Subject to any preferential rights of any other class or series of shares and to the provisions of our declaration of trust regarding the restriction on the transfer of common shares, the holders of common shares are entitled to such distributions as may be authorized from time to time by our Board out of legally available funds and declared by us and, upon our liquidation, are entitled to receive all assets available for distribution to our shareholders.

Upon issuance for full payment, all common shares issued will be fully paid and non-assessable. Holders of common shares will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, cumulative, sinking fund, redemption or appraisal rights. Each common share is entitled to one vote on each matter submitted to a vote at a meeting of our shareholders.

Our declaration of trust does not provide for cumulative voting in the election of our trustees and our trustees will be elected by a plurality of all votes cast at a meeting of shareholders.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds thereof, will be distributed among the holders of our common shares ratably in proportion to the net asset value per common share. Each holder of common shares will be entitled to receive, ratably with each other holder of common shares, that portion of the aggregate assets available for distribution as the number of common shares held by such holder bears to the total number of common shares then outstanding.

Registration Rights Agreement

In connection with our merger with Griffin Capital Essential Asset REIT, Inc. (“EA-1”), we assumed, as the successor of EA-1 and its operating partnership, a registration rights agreement (the “Registration Rights Agreement”) dated December 14, 2018, among EA-1, its operating partnership and Griffin Capital, LLC (“GC LLC”). Pursuant to the Registration Rights Agreement, GC LLC (or any successor holder) has the right after November 30, 2020 (the “Lock-Up Expiration”) to request us to register for resale, under the Securities Act, our common shares issued or issuable to such holder. The Registration Rights Agreement also grants GC LLC (or any successor holder) certain “piggyback” registration rights after the Lock-Up Expiration.

Meetings and Special Voting Requirements

Subject to restrictions on transfers of our shares set forth in our declaration of trust, and subject to the express terms of any series of preferred shares, each holder of common shares is entitled at each meeting of shareholders to one vote per share owned by such shareholder on all matters submitted to a vote of shareholders, including the election of trustees; provided that with respect to (A) amendments of our declaration of trust which would materially and adversely affect the rights, preferences and privileges of a particular class of common shares; (B) any matter submitted to shareholders that relates solely to a particular class of common shares; and (C) any matter submitted to shareholders in which the interests of a particular class of common shares differ from the interests of any other class of common shares, only the holders of such affected class are entitled to vote. There is no cumulative voting in the election of our Board and our trustees will be elected by a plurality of all votes cast at a meeting of shareholders.

Under Maryland law, a Maryland real estate investment trust generally cannot dissolve, amend its declaration of trust or merge with or convert into another entity, unless the action is advised by its board of trustees and approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland real estate investment trust may provide in its declaration of trust for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Except for certain amendments described in our declaration of trust that require only approval by our board of trustees, our declaration of trust provides for approval of any of these matters by the affirmative vote of not less than a majority of all of the votes entitled to be cast on such matters.

Restrictions on Ownership and Transfer

In order for us to continue to qualify as a REIT under the Internal Revenue Code (“Code”), we must meet the following criteria regarding our shareholders’ ownership of our shares:

•
five or fewer individuals (as defined in the Code to include certain tax exempt organizations and trusts) may not own, directly or indirectly, more than 50% in value of our outstanding shares during the last half of a taxable year; and

•	100 or more persons must beneficially own our shares during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Code. However, we cannot assure our shareholders that this prohibition will be effective. Because we believe it is essential for us to continue to qualify as a REIT, our declaration of trust provides (subject to certain exceptions) that no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or in number, whichever is more restrictive, as determined in good faith by our Board) of our common shares or more than 9.8% of the value (as determined in good faith by our Board) of the aggregate of our outstanding shares. The 9.8% ownership limit must be measured in terms of the more restrictive of value or number of shares.

Our Board, in its sole discretion, may waive this ownership limit if evidence satisfactory to our Board is presented that such ownership will not then or in the future jeopardize our status as a REIT. Also, these restrictions on transferability and ownership will not apply if our trustees determine that it is no longer in our best interests to continue to qualify as a REIT.

Additionally, our declaration of trust further prohibits the transfer or issuance of our shares if such transfer or issuance:

•	with respect to transfers only, results in our common shares being owned by fewer than 100 persons;

•	results in our being “closely held” within the meaning of Section 856(h) of the Code; or

•	otherwise results in our disqualification as a REIT.

Any attempted transfer of our shares which, if effective, would result in our shares being owned by fewer than 100 persons will be null and void. In the event of any attempted transfer of our shares which, if effective, would result in (1) violation of the ownership limit discussed above, (2) in our being “closely held” under Section 856(h) of the Code, or (3) our otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. Such shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee of the beneficial trust, as holder of the shares, will be entitled to receive all distributions authorized by our Board on such securities for the benefit of the charitable beneficiary. Our declaration of trust further entitles the trustee of the beneficial trust to vote all shares held in trust.

The trustee of the beneficial trust may select a transferee to whom the shares may be sold as long as such sale does not violate the 9.8% ownership limit or the other restrictions on transfer. Upon sale of the shares held in trust, the intended transferee (the transferee of the shares held in trust whose ownership would violate the 9.8% ownership limit or the other restrictions on transfer) will receive from the trustee of the beneficial trust the lesser of such sale proceeds or the price per share the intended transferee paid for the shares (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee.

In addition, we have the right to purchase any shares held in trust at the lesser of (1) the price per share paid in the transfer that created the shares held in trust, or (2) the current market price, until the shares held in trust are sold by the trustee of the beneficial trust. An intended transferee must pay, upon demand, to the trustee of the beneficial trust (for the benefit of the beneficial trust) the amount of any distribution we pay to an intended transferee on shares held in trust prior to our discovery that such shares have been transferred in violation of the provisions of our declaration of trust. If any legal decision, statute, rule, or regulation deems or declares the transfer restrictions included in our declaration of trust to be void or invalid, then we may, at our option, deem the intended transferee of any shares held in trust to have acted as an agent on our behalf in acquiring such shares and to hold such shares on our behalf.

Any person who (1) acquires or attempts to acquire shares in violation of the foregoing ownership restriction, transfers or receives shares subject to such limitations, or would have owned shares that resulted in a transfer to a charitable trust, or (2) proposes or attempts any of the transactions in clause (1), is required to give us 15 days’ written notice prior to such transaction. In both cases, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions will continue to apply until our Board determines it is no longer in our best interest to continue to qualify as a REIT.

The ownership restriction does not apply to the underwriter in a public offering of shares or to a person or persons so exempted from the ownership limit by our Board based upon appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns 5% or more of the outstanding shares during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly.

Distribution Policy

Any distributions to holders of common shares are paid in a specific amount and for holders as of a specified record date. Distributions may be funded with operating cash flow from our properties, offering proceeds raised in any future offerings, from debt proceeds or a combination thereof. Because substantially all of our operations will be performed indirectly through our operating partnership, our ability to pay distributions depends in large part on our operating partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund the distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions. We are not prohibited from undertaking such activities by our declaration of trust, our bylaws or investment policies. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to shareholders.

Subject to the preferential rights, if any, of holders of any other class or series of our shares, distributions will be authorized at the discretion of our Board, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our Board may increase, decrease or eliminate the distribution rate that is being paid at any time.

We must distribute to our shareholders at least 90% of our REIT taxable income each year, excluding any net capital gains, in order to meet the requirements for being treated as a REIT under the Code. Our trustees may authorize distributions in excess of this percentage as they deem appropriate.

Shareholder Liability

Maryland law provides that our shareholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or our Board; and

•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.

Business Combinations

Under the Maryland Business Combination Act (the “MBCA”), a “business combination” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder is prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the real estate investment trust’s outstanding voting shares; or

•
an affiliate or associate of the real estate investment trust who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting shares of the real estate investment trust.

A person is not an interested shareholder under the statute if our Board approved in advance the transaction by which such person otherwise would have become an interested shareholder. However, in approving a transaction, our Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our Board.

After the five-year prohibition, any business combination between the Maryland real estate investment trust and an interested shareholder generally must be recommended by the board of trustees of the real estate investment trust and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting shares of the real estate investment trust; and

•
two-thirds of the votes entitled to be cast by holders of voting shares of the real estate investment trust other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority voting requirements do not apply if the real estate investment trust’s common shareholders receive a minimum price, as defined under the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees before the time that the interested shareholder becomes an interested shareholder. As permitted by the Maryland General Corporation Law (the “MGCL”), we have elected by resolution of our board of trustees to opt out of the MBCA. However, we cannot assure you that our board of trustees will not opt to be subject to such provisions in the future, including opting to be subject to such provisions retroactively.

Control Share Acquisitions

With some exceptions, the Maryland Control Share Acquisition Act (the “MCSAA”) provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights except to the extent approved by a vote of shareholders holding two-thirds of the votes entitled to be cast on the matter, excluding “control shares:”

•	owned by the acquiring person;

•	owned by our officers; and

•	owned by our employees who are also trustees.

“Control shares” means voting shares which, if aggregated with all other voting shares owned by an acquiring person or shares for which the acquiring person can exercise or direct the exercise of voting power, would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power (except solely by virtue of a revocable proxy) of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel our Board to call a special meeting of our shareholders to be held within 50 days of a demand to consider the voting rights of the control shares. If no request for a meeting is made, we may present the question at any shareholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MCSAA, then, subject to some conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The MCSAA does not apply to (a) shares acquired in a merger, consolidation, or share exchange if we are a party to the transaction or (b) to acquisitions approved or exempted by our declaration of trust or our bylaws.

As permitted by the MCSAA, our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland real estate investment trust with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a trustee;

•	a requirement that the number of trustees be fixed only by vote of the trustees;

•	a requirement that a vacancy on our Board be filled only by the remaining trustees and for the remainder of the full term of the class of trustees in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of shareholders.

Our bylaws currently provide that vacancies on our Board may be filled only by the remaining trustees and for the remainder of the full term of the trusteeship in which the vacancy occurred. In addition, our declaration of trust and our bylaws also vest in our Board the exclusive power to fix the number of trusteeships.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws

The advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of our common shares or otherwise be in their best interest. Likewise, if our Board were to opt in to the MBCA or certain provisions of Subtitle 8 of Title 3 of the MGCL, to the extent we have not already done so, or if the provisions in our bylaws opting out of the MCSAA were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Advance Notice of Trustees Nominations and New Business

Our bylaws provide that with respect to an annual meeting of shareholders, nominations of individuals for election to our Board and the proposal of business to be considered by shareholders may be made only (1) pursuant to our notice of the meeting, (2) by our Board, or (3) by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our Board at a special meeting may be made only (A) pursuant to our notice of the meeting, (B) by our Board, or (C) provided that our Board has determined that trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws.

Limitation of Liability and Indemnification of Trustees and Officers

Maryland law provides that a trustee has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the real estate investment trust’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our declaration of trust requires us to indemnify our trustees and officers to the maximum extent permitted under Maryland law. Additionally, our declaration of trust limits the liability of our trustees and officers for monetary damages to the maximum extent permitted under Maryland law. The former directors and officers of EA-1 also have indemnification agreements that we previously assumed for claims relating to such person’s status as a former director or officer of EA-1. Further, our charter permits the Company, with the approval of our Board, to provide such indemnification and advancement of expenses to any of our employees or agents. As a result, we and our shareholders may have more limited rights against our trustees, officers, employees and agents, than might otherwise exist under common law, which could reduce our shareholders’ and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our trustees, officers, employees and agents in some cases which would decrease the cash otherwise available for distribution to our shareholders.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought in the right or on our behalf, (c) any action asserting a claim of breach of any duty owed by any trustee, officer, employee or agent of the Company to the Company or the Company’s shareholders, (d) any action asserting a claim against the Company or any trustee, officer, other employee or agent of the Company arising pursuant to any provision of the Maryland statute governing real estate investment trusts formed under the laws of that state (the “MRL”) or our declaration of trust or bylaws or (e) any action asserting a claim against the Company or any trustee or officer or other employee of the Company that is governed by the internal affairs doctrine shall be the Circuit Court for Baltimore City, Maryland (and our shareholders shall cooperate in seeking an assignment of any such proceeding pending in such Court to the Maryland Business & Technology Case Management Program). Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive form for resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

Item 2.	Exhibits.

Pursuant to the instructions for Form 8-A, no exhibits are required to be filed, because no other securities of the registrant are registered on the New York Stock Exchange, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 11, 2023		PEAKSTONE REALTY TRUST

	By:	/s/ Michael J. Escalante
Michael J. Escalante
President and Chief Executive Officer